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                           July 30, 2020

       James Sapirstein
       President and Chief Executive Officer
       AzurRx BioPharma, Inc.
       760 Parkside Avenue
       Downstate Biotechnology Incubator, Suite 304
       Brooklyn, NY 11226

                                                        Re: AzurRx BioPharma,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 27, 2020
                                                            File No. 333-240129

       Dear Mr. Sapirstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              James O'Grady, Esq.